Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 17, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jeff Foor

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718) (the “Trust”)

Anfield Universal Fixed Income Fund - Response to

Examiner Comments on Preliminary Proxy Statement

Dear Mr. Foor:

This letter responds to your comments on the preliminary proxy statement filed on Schedule 14A for the Anfield Universal Fixed Income Fund (the “Fund”), a series of the Trust.

1.	Comment: In the discussion of the current investment adviser’s ability to recoup expenses previously waived, please clarify that if the current investment adviser is recouping expenses, the total expenses of the Fund must not exceed either the expenses limitation in place at the time the expenses were waived or the current expense limitation.

Response: The Fund will make the requested clarification.

2.	Comment: In the discussion under the Board’s approval of the new advisory agreement, please clarify that the terms of the new expense limitation agreement are the same as the terms of the current expense limitation agreement.

Response: The Fund will make the requested revision.

3.	Comment: Please file the form of proxy with the Fund’s definitive proxy statement and confirm that the form of proxy complies with Rule 14a-4.

Response: The Fund will make the filing and so confirms.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-3328 if you have any questions.

Sincerely yours,

/s/ Andrew E. Seaberg

Andrew E. Seaberg